Fact Sheet for Term Sheet No. 2279AE Filed Pursuant to Rule 433 Registration Statement No. 333-184193 Dated November 19, 2014
Absolute Return Review Notes Linked to the S&P GSCI® Crude Oil Index — Excess Return due December 24, 2015
Premium payment upon automatic call; return equal to absolute value of negative underlying return if no automatic call and downside barrier is not breached; full downside exposure if downside barrier is breached

## General

The notes are designed for investors who seek an early exit prior to maturity at a premium based on the performance of the S&P GSCI® Crude Oil Index — Excess Return (the "**Underlying**"). The notes will be automatically called if on any of the Review Dates, the closing level of the Underlying (in the case of the first, second or third Review Date) or the Final Level (in the case of the final Review Date) is greater than or equal to the Initial Level. If the notes are automatically called, investors will be entitled to receive on the applicable Call Settlement Date a return on the notes equal to the applicable call premium. If the notes are not automatically called and the Final Level is greater than or equal to the Trigger Level (80.00% of the Initial Level), investors will receive a return on the notes equal to the absolute value of the negative Underlying Return. However, if the notes are not automatically called and the Final Level is less than the Trigger Level, investors will be fully exposed to the negative Underlying Return and, for each $1,000 Face Amount of notes, will lose 1.00% of the Face Amount for every 1.00% by which the Final Level is less than the Initial Level. The notes do not pay any coupons, and investors should be willing to lose a significant portion or all of their initial investment if the notes are not automatically called and the Final Level is less than the Trigger Level. Any payment on the notes is subject to the credit of the Issuer.

## Risk Considerations

- Appreciation potential limited to the applicable call premium upon an Automatic Call or the absolute value of the negative Underlying Return if the notes are not automatically called and the Final Level is greater than or equal to the Trigger Level.
- You will lose a significant portion or all of your investment in the notes if the notes are not automatically called and the Final Level is less than the Trigger Level.
- Potential early exit as a result of the Automatic Call feature.
- Unlike ordinary debt securities, the notes do not pay any coupons and do not guarantee any return on the initial investment at maturity.
- Any payment on the notes is subject to the credit of the Issuer.
- The Issuer (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Accordingly, you should be able and willing to hold your notes to maturity.
- Additional risk factors can be found on the last four pages of this fact sheet.

## Hypothetical Payment Upon an Automatic Call

First Review Date: Is Closing Level ≥ Initial Level?
Yes, Automatic Call
Face Amount plus 3.80% return*
Second Review Date: Is Closing Level ≥ Initial Level?
Yes, Automatic Call
Face Amount plus 7.60% return*
Third Review Date: Is Closing Level ≥ Initial Level?
Yes, Automatic Call
Face Amount plus 11.40% return*
Is Final Level ≥ Initial Level?
Yes, Automatic Call
Face Amount plus 15.20% return*
No
See following page

*The actual call premium will be determined on the Trade Date.

## Note Characteristics

- Potential to receive a call premium upon an Automatic Call.
- Potential to receive a return equal to the absolute value of the negative Underlying Return if the notes are not automatically called and the Final Level is greater than or equal to the Trigger Level.
- No protection against loss if the notes are not automatically called and the Final Level is less than the Trigger Level.

## Summary of Indicative Terms

| | |
|---|---|
| CUSIP: | 25152RSX2 |
| Issuer: | Deutsche Bank AG, London Branch |
| Issue Price: | 100% of the Face Amount |
| Maturity/Tenor: | Approximately 13 months |
| Underlying: | The S&P GSCI® Crude Oil Index — Excess Return (Ticker: SPGCCLP) |
| Face Amount: | $1,000 |
| Automatic Call: | The notes will be automatically called if on any of the Review Dates the closing level of the Underlying (in the case of the first, second or third Review Date) or the Final Level (in the case of the final Review Date) is greater than or equal to the Initial Level. If the notes are automatically called, we will pay you on the applicable Call Settlement Date a cash payment per $1,000 Face Amount of notes equal to the Face Amount *plus* the product of the Face Amount and the applicable call premium, calculated as follows:<br>$1,000 + ($1,000 x 3.80%) if called on the first Review Date<br>$1,000 + ($1,000 x 7.60%) if called on the second Review Date<br>$1,000 + ($1,000 x 11.40%) if called on the third Review Date<br>$1,000 + ($1,000 x 15.20%) if called on the final Review Date |
| Payment at Maturity: | If the notes are not automatically called, the payment you will receive at maturity will depend on the performance of the Underlying on the Averaging Dates:<br>• **If the Final Level is greater than or equal to the Trigger Level:**<br>$1,000 + ($1,000 x Absolute Return)<br>• **If the Final Level is less than the Trigger Level:**<br>$1,000 + ($1,000 x Underlying Return)<br>*If the notes are not automatically called and the Final Level is less than the Trigger Level, you will lose a significant portion or all of your investment at maturity.* |
| Underlying Return: | $\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$ |
| Absolute Return: | The absolute value of the Underlying Return. For example, if the Underlying Return is -5.00%, the Absolute Return will equal 5.00%. |
| Trigger Level: | 80.00% of the Initial Level |
| Initial Level: | The closing level of the Underlying on the Trade Date |
| Final Level: | The arithmetic average of the closing levels of the Underlying on each of the five Averaging Dates |
| Review Dates: | February 23, 2015 (first Review Date), May 21, 2015 (second Review Date), August 21, 2015 (third Review Date) and December 21, 2015 (final Review Date) |
| Call Settlement Dates: | The third business day after the applicable Review Date. |
| Trade Date: | November 21, 2014 |
| Settlement Date: | November 26, 2014 |
| Averaging Dates: | December 15, 2015, December 16, 2015, December 17, 2015, December 18, 2015 and December 21, 2015 |
| Maturity Date: | December 24, 2015 |
| Fees and Commissions: | JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC or one of its affiliates will act as placement agents for the notes. The placement agents will receive a fee from the Issuer that will not exceed $10.50 per $1,000 Face Amount of notes, but may forgo any fees for sales to certain fiduciary accounts for which JPMorgan Chase Bank, N.A. or its affiliates acts in a fiduciary capacity. For more information see "Supplemental Plan of Distribution" in the accompanying term sheet No. 2279AE. |

The Issuer's estimated value of the notes on the Trade Date is approximately $970.00 to $989.50 per $1,000 Face Amount of notes, which is less than the Issue Price. Please see "Issuer's Estimated Value of the Notes" in the accompanying term sheet No. 2279AE for additional information.
For more information regarding this offering, please refer to the term sheet No. 2279AE on the SEC website at http://www.sec.gov/Archives/edgar/data/1159508/000095010314008162/dp51209 fwp-ts2279ae.htm.

NOT FDIC / NCUA INSURED OR GUARANTEED * MAY LOSE VALUE
NO BANK GUARANTEE * NOT A DEPOSIT
NOT INSURED OR GUARANTEED BY ANY FEDERAL GOVERNMENTAL AGENCY

Calculating the Payment at Maturity

If the notes are not automatically called prior to the final Review Date, for every $1,000 Face Amount of notes, investors will receive at maturity an amount based on the performance of the Underlying, determined as follows. Any payment on the notes is subject to the credit of the Issuer.

Hypothetical Payment Upon an Automatic Call or at Maturity

The hypothetical returns set forth below reflect a Trigger Level equal to 80.00% of the Initial Level and assume call premiums applicable to the first, second, third and final Review Dates of 3.80%, 7.60%, 11.40% and 15.20%, respectively. The actual Initial Level, Trigger Level and call premiums will be determined on the Trade Date.

Hypothetical Increase/Decrease in the Closing Level or Final Level of the Underlying on Each Review Date (%)	Return at First Review Date (%)	Return at Second Review Date (%)	Return at Third Review Date (%)	Return at Final Review Date (%)
100.00%	3.80%	7.60%	11.40%	15.20%
80.00%	3.80%	7.60%	11.40%	15.20%
50.00%	3.80%	7.60%	11.40%	15.20%
20.00%	3.80%	7.60%	11.40%	15.20%
10.00%	3.80%	7.60%	11.40%	15.20%
0.00%	3.80%	7.60%	11.40%	15.20%
-5.00%	N/A	N/A	N/A	5.00%
-10.00%	N/A	N/A	N/A	10.00%
-15.00%	N/A	N/A	N/A	15.00%
-20.00%	N/A	N/A	N/A	20.00%
-30.00%	N/A	N/A	N/A	-30.00%
-50.00%	N/A	N/A	N/A	-50.00%
-80.00%	N/A	N/A	N/A	-80.00%
-100.00%	N/A	N/A	N/A	-100.00%

Selected Risk Factors

YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not pay any coupons and do not guarantee any return of your investment. The return on the notes at maturity is linked to the performance of the Underlying and will depend on whether the notes are automatically called and whether the Final Level is less than the Trigger Level. If the notes are not automatically called and the Final Level is less than the Trigger Level, you will be fully exposed to the negative Underlying Return and, for each $1,000 Face Amount of notes, you will lose 1.00% of the Face Amount for every 1.00% by which the Final Level is less than the Initial Level, with a maximum loss of 100.00% of your investment. In this circumstance, you will lose a significant portion or all of your investment. Any payment on the notes is subject to our ability to satisfy our obligations as they become due.

YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED — If the closing level of the Underlying on the first, second or third Review Date or the Final Level on the final Review Date is greater than or equal to the Initial Level, the notes will be automatically called and you will receive on the applicable Call Settlement Date a payment per $1,000 Face Amount of notes equal to the Face Amount plus the product of the Face Amount and the applicable call premium, regardless of the increase in the level of the Underlying, which may be significant. The actual call premiums applicable to the first, second, third and final Review Dates will be determined on the Trade Date, but will not be less than 3.80%, 7.60%, 11.40% and 15.20%, respectively. The level of the Underlying at various times during the term of the notes could be higher than the closing levels of the Underlying on the Review Dates and/or the Averaging Dates. Because the call premiums are fixed amounts, you may receive a lower payment upon an Automatic Call or at maturity than you would if you had invested directly in the futures contracts composing the Underlying.

If the notes are not automatically called and the Final Level is greater than or equal to the Trigger Level, you will receive on the Maturity Date a payment per $1,000 Face Amount of notes equal to the Face Amount plus the product of the Face Amount and the absolute value of the negative Underlying Return. In this circumstance, because the Absolute Return feature applies only if the Final Level is greater than or equal to the Trigger Level, your positive return will be limited to 20.00%, which is equal to the percentage difference from the Initial Level to the Trigger Level. Accordingly, the maximum return on the notes will be limited to the call premium of 15.20% for the final Review Date if the notes are automatically called and 20.00% if the notes are not automatically called.

REINVESTMENT RISK — If the notes are automatically called, the term of the notes may be as short as three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to the Maturity Date.

THE NOTES DO NOT PAY ANY COUPONS — Unlike ordinary debt securities, the notes do not pay any coupons and do not guarantee any return of your investment at maturity.

THE NOTES ARE SUBJECT TO THE CREDIT OF THE ISSUER — The notes are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment(s) to be made on the notes, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking the credit risk of the Issuer will likely have an adverse effect on the value of the notes. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations, you might not receive any amount(s) owed to you under the terms of the notes and you could lose your entire investment.

THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE WILL BE LESS THAN THE ISSUE PRICE OF THE NOTES — The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this fact sheet) is less than the Issue Price of the notes. The difference between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the notes through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The Issuer’s estimated value of the notes is determined by reference to an internal funding rate and our pricing models. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you and is expected to adversely affect the price at which you may be able to sell the notes in any secondary market. In addition, our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. If at any time a third party dealer were to quote a price to purchase your notes or otherwise value your notes, that price or value may differ materially from the estimated value of the notes determined by reference to our internal funding rate and pricing models. This difference is due to, among other things, any difference in funding rates, pricing models or assumptions used by any dealer who may purchase the notes in the secondary market.

INVESTING IN THE NOTES IS NOT THE SAME AS INVESTING IN THE FUTURES CONTRACTS COMPOSING THE UNDERLYING — The return on your notes may not reflect the return you would have realized if you had directly invested in the futures contracts composing the Underlying. For instance, your return on the notes will be limited to the call premiums if the notes are automatically called regardless of any increase in the level of the Underlying, which could be significant.

IF THE LEVEL OF THE UNDERLYING CHANGES, THE VALUE OF YOUR NOTES MAY NOT CHANGE IN THE SAME MANNER — Your notes may trade quite differently from the Underlying. Changes in the level of the Underlying may not result in comparable changes in the value of your notes.

YOU WILL HAVE NO RIGHTS IN EXCHANGE-TRADED FUTURES CONTRACTS COMPOSING THE UNDERLYING — As a holder of the notes, you will not have any rights that holders of exchange-traded futures contracts composing the Underlying may have.

A COMMODITY HEDGING DISRUPTION EVENT MAY RESULT IN ACCELERATION OF THE NOTES — If a Commodity Hedging Disruption Event occurs, we will have the right to accelerate the payment on your notes prior to maturity. The amount due and payable on the notes upon such early acceleration will be determined in good faith and in a commercially reasonable manner by the calculation agent. If the payment on your notes is accelerated, your investment may result in a loss and you may not be able to reinvest the proceeds in a comparable investment.

COMMODITY FUTURES CONTRACTS ARE SUBJECT TO UNCERTAIN LEGAL AND REGULATORY REGIMES, WHICH MAY ADVERSELY AFFECT THE LEVEL OF THE UNDERLYING AND THE VALUE OF THE NOTES — Commodity futures contracts that may compose the Underlying are subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could adversely affect our ability to hedge our obligations under the notes and affect the level of the Underlying. The effect on the value of the notes of any future regulatory change is impossible to predict, but could be substantial and adverse to your interest. For example, the Dodd-Frank Wall Street Reform and Consumer Protection Act, which was enacted on July 21, 2010, provided the Commodity Futures Trading Commission (the “CFTC”) with additional authority to establish limits on the amount of positions that may be held by any person in commodity futures contracts, options on such futures contracts and swaps that are economically equivalent to such contracts. Such rules may cause a Commodity Hedging Disruption Event to occur or may increase the likelihood that a Commodity Hedging Disruption Event will occur during the term of the notes. If a Commodity Hedging Disruption Event does occur, we may, in our sole and absolute discretion, accelerate the payment on your notes early and pay you an amount determined in good faith and in a commercially reasonable manner by the calculation agent. If the payment on your notes is accelerated, your investment may result in a loss and you may not be able to reinvest the proceeds in a comparable investment. We may also decide, or be forced, to sell a portion, possibly a substantial portion, of our hedge position in the futures contracts composing the Underlying. Additionally, other market participants are subject to the same regulatory issues and may decide, or be required, to sell their positions in such futures contracts composing the Underlying. While the effect of these or other regulatory developments are difficult to predict, if such broad market selling were to occur, it would likely lead to declines, possibly significant declines, in the prices of such futures contracts composing the Underlying and, therefore, the level of the Underlying and the value of the notes.

S&P DOW JONES MAY BE REQUIRED TO REPLACE A DESIGNATED CONTRACT IF THE EXISTING FUTURES CONTRACT IS TERMINATED OR REPLACED — One or more futures contracts known as designated contracts have been selected as the reference contract for WTI crude oil. See “The S&P Dow Jones Indices – The S&P GSCI® Commodity Indices—Composition of the S&P GSCI” in the accompanying underlying supplement No. 1 dated October 1, 2012. Data concerning each designated contract will be used to calculate the Underlying. The termination or replacement of a futures contract on an established exchange occurs infrequently; if a designated contract were to be terminated or replaced by an exchange, a comparable futures contract, if available, would be selected by S&P Dow Jones to replace that designated contract. The termination or replacement of any designated contract may have an adverse impact on the level of the Underlying.

CHANGES THAT AFFECT THE CALCULATION OF THE UNDERLYING MAY ADVERSELY AFFECT THE VALUE OF THE NOTES AND THE AMOUNT YOU WILL RECEIVE AT MATURITY — The policies of S&P Dow Jones concerning the methodology and calculation of the Underlying, additions, deletions or substitutions of the commodities included in the Underlying or exchange-traded futures contracts on the commodities included in the Underlying could affect the level of the Underlying, which could adversely affect the amount payable on the notes at maturity and the value of the notes prior to maturity. The amount payable on the notes and their value could also be adversely affected if S&P Dow Jones, in its sole discretion, changes these policies, for example, by changing the methodology for compiling and calculating the Underlying, or if S&P Dow Jones discontinues or suspends calculation or publication of the Underlying, in which case it may become difficult to determine the value of the notes. If events such as these occur, or if the level of the Underlying is not available because of a market disruption event or for any other reason, the calculation agent will make a good faith estimate in its sole discretion of the level of the Underlying that would have prevailed in the absence of the market disruption event.

THE ABSENCE OF BACKWARDATION OR PRESENCE OF CONTANGO IN THE MARKETS FOR FUTURES CONTRACTS INCLUDED IN THE UNDERLYING WILL ADVERSELY AFFECT THE LEVEL OF THE UNDERLYING — As the futures contracts included in the Underlying near expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in
December may specify a January expiration. As that contract nears expiration, it may be replaced by selling the January contract and purchasing the contract expiring in March. This process is referred to as “rolling.” Historically, with respect to some futures contracts, the prices have frequently been higher for contracts with shorter-term expirations than for contracts with longer-term expirations, which is referred to as “backwardation.” In these circumstances, absent other factors, the sale of the January contract would take place at a price that is higher than the price at which the March contract is purchased, thereby creating a gain in connection with rolling. While certain futures contracts included in the Underlying have historically exhibited consistent periods of backwardation, backwardation will likely not exist in these markets at all times. The absence of backwardation in the markets for these futures contracts will adversely affect the level of the Underlying and, accordingly, decrease the value of your notes. Conversely, some futures contracts included in the Underlying have historically exhibited “contango” markets rather than backwardation. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months due to the costs of long-term storage of a physical commodity prior to delivery or other factors. The presence of contango in the markets for these futures contracts will adversely affect the level of the Underlying and, accordingly, decrease the value of your notes.

THE UNDERLYING MAY BE MORE VOLATILE AND SUSCEPTIBLE TO PRICE FLUCTUATIONS OF COMMODITIES THAN A BROADER COMMODITIES INDEX — The Underlying may be more volatile and susceptible to price fluctuations than a broader commodities index. In contrast to the S&P GSCI® – ER, which, as of the Trade Date, includes futures contracts on 24 physical commodities, the Underlying is composed of futures contracts on a single commodity. As a result, price volatility in the futures contracts included in the Underlying will likely have a greater impact on the level of the Underlying than it would on the broader S&P GSCI® – ER.

PRICES OF COMMODITIES AND COMMODITY FUTURES CONTRACTS ARE HIGHLY VOLATILE AND MAY CHANGE UNPREDICTABLY — Commodity prices are highly volatile and, in many sectors, have experienced unprecedented historical volatility in the past few years. Commodity prices are affected by numerous factors. Market expectations about such factors and speculative activity also cause commodities prices to fluctuate. Such factors may have a greater impact on commodities prices and commodity futures contracts than on more conventional securities and may adversely affect the performance of the Underlying and, as a result, the market value of the notes, and any payments you may receive in respect of the notes.

IF THE LIQUIDITY OF THE INDEX CONSTITUENTS IS LIMITED, THE VALUE OF THE NOTES WILL LIKELY BE IMPAIRED — Commodities and derivatives contracts on commodities may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity of the Index Constituents on one or more of the Review Dates or Averaging Dates would likely have an adverse effect on the level of the Underlying and, therefore, on the return on your notes. Limited liquidity relating to the Index Constituents may also result in the publisher of the Underlying being unable to determine the level of the Underlying using its normal means. Any resulting discretion by the calculation agent in determining the closing level or Final Level of the Underlying could adversely affect the value of the notes.

SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN COMMODITIES AND RELATED FUTURES MAY ADVERSELY AFFECT THE VALUE OF THE NOTES — The commodity futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in some futures contract prices that may occur during a single business day. These limits could adversely affect the level of the Underlying and, therefore, the value of the notes.

THE NOTES MAY BE SUBJECT TO CERTAIN RISKS SPECIFIC TO WTI CRUDE OIL AS A COMMODITY — The Underlying is composed of futures contracts on WTI crude oil, which is an energy-related commodity. Consequently, in addition to factors affecting commodities generally, the notes may be subject to a number of additional factors specific to energy-related commodities that might cause price volatility.

A DECISION BY NYMEX TO INCREASE MARGIN REQUIREMENTS FOR WTI CRUDE OIL FUTURES CONTRACTS MAY AFFECT THE LEVEL OF THE UNDERLYING — If NYMEX increases the amount of collateral required to be posted to hold positions in the futures contracts composing the Underlying (i.e. the margin requirements), market participants who are unwilling or unable to post additional collateral may liquidate their positions, which may cause the level of the Underlying to decline significantly.

PAST PERFORMANCE OF THE UNDERLYING IS NO GUIDE TO FUTURE PERFORMANCE — The actual performance of the Underlying over the term of the notes may bear little relation to the historical closing levels of the Underlying and may bear little relation to the hypothetical return examples set forth elsewhere in this fact sheet. We cannot predict the future performance of the Underlying or whether the performance of the Underlying will result in the return of any of your investment.

ASSUMING NO CHANGES IN MARKET CONDITIONS AND OTHER RELEVANT FACTORS, THE PRICE YOU MAY RECEIVE FOR YOUR NOTES IN SECONDARY MARKET TRANSACTIONS WOULD GENERALLY BE LOWER THAN BOTH THE ISSUE PRICE AND THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE — While the payment(s) on the notes described in this fact sheet is based on the full Face Amount of your notes, the Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this fact sheet) is less than the Issue Price of the notes. The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the notes on the Trade Date. Our purchase price, if any, in secondary market transactions would be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately two months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between (a) the Issue Price minus the discounts and commissions and (b) the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

In addition to the factors discussed above, the value of the notes and our purchase price in secondary market transactions after the Trade Date, if any, will vary based on many economic and market factors, including our creditworthiness, and cannot be predicted with accuracy. These changes may adversely affect the value of your notes, including the price you may receive in any secondary market transactions. Any sale prior to the Maturity Date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
THE NOTES WILL NOT BE LISTED AND THERE WILL LIKELY BE LIMITED LIQUIDITY — The notes will not be listed on any securities exchange. There may be little or no secondary market for the notes. We or our affiliates intend to act as market makers for the notes but are not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes when you wish to do so or at a price advantageous to you. Because we do not expect other dealers to make a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which we or our affiliates are willing to buy the notes. If, at any time, we or our affiliates do not act as market makers, it is likely that there would be little or no secondary market in the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss, even in cases where the level of the Underlying has increased since the Trade Date.

MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — While we expect that, generally, the level of the Underlying will affect the value of the notes more than any other single factor, the value of the notes prior to maturity will also be affected by a number of other factors that may either offset or magnify each other.

TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE COMMODITIES AND COMMODITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE NOTES — We or one or more of our affiliates expect to hedge our exposure from the notes by entering into commodity derivative transactions, such as over-the-counter options, futures or exchange-traded instruments. We or our affiliates may also engage in trading in instruments linked or related to the Underlying on a regular basis as part of our or their general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. Such trading and hedging activities may affect commodity prices and make it less likely that you will receive a positive return on your investment in the notes. It is possible that we or our affiliates could receive substantial returns from these hedging and trading activities while the value of the notes declines. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to commodity prices. Introducing competing products into the marketplace in this manner could adversely affect the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the notes.

WE, OUR AFFILIATES OR OUR AGENTS, OR JPMORGAN CHASE & CO. OR ITS AFFILIATES, MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD ADVERSELY AFFECT THE LEVEL OF THE UNDERLYING TO WHICH THE NOTES ARE LINKED OR THE VALUE OF THE NOTES — We, our affiliates or our agents, or JPMorgan Chase & Co. or its affiliates, may publish research from time to time on financial markets and other matters that could adversely affect the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any research, opinions or recommendations expressed by us, our affiliates or our agents, or JPMorgan Chase & Co. or its affiliates, may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the notes and the Underlying to which the notes are linked.

POTENTIAL CONFLICTS OF INTEREST— We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent, hedging our obligations under the notes and determining the Issuer’s estimated value of the notes on the Trade Date and the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions. In performing these roles, our economic interests and those of our affiliates are potentially adverse to your interests as an investor in the notes. The calculation agent will determine, among other things, all values, prices and levels required to be determined for the purposes of the notes on any relevant date or time. The calculation agent will also be responsible for determining whether a Commodity Hedging Disruption Event and/or a market disruption event has occurred as well as determining the levels of the Underlying that affect whether the notes are automatically called. Any determination by the calculation agent could adversely affect the return on the notes.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN — In determining our tax reporting responsibilities, if any, with respect to the notes, we expect to treat them for U.S. federal income tax purposes as prepaid financial contracts that are not debt. Generally, if this treatment is respected, (i) you should not recognize taxable income or loss prior to the taxable disposition of your notes (including at maturity or pursuant to a call) and (ii) the gain or loss on your notes should be short-term capital gain or loss unless you have held the notes for more than one year, in which case your gain or loss should be long-term capital gain or loss. However, significant aspects of the tax treatment of the notes are uncertain. If the Internal Revenue Service (“IRS”) were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes could differ materially and adversely from those described briefly above. In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the tax treatment of “prepaid forward contracts” and similar instruments. Any resulting guidance could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. For further information, you should review carefully the section of the product supplement accompanying term sheet No. 2279AE entitled “U.S. Federal Income Tax Consequences” and the section of the accompanying term sheet entitled “Tax Consequences.”

See “Selected Risk Considerations” in the accompanying term sheet and “Risk Factors” in the product supplement accompanying term sheet No. 2279AE for additional information.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 2279AE, the underlying supplement and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement, term sheet No. 2279AE and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.